AB 3/4

[redacted]

09057713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted] 8-30027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
(No. and Street)

Waverly (City) IA (State) 50677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory J. Smith 608-231-7356
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Dr. (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section
FEB 26 2009
Washington, DC
111

[redacted]
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

dM

OATH OR AFFIRMATION

I, David J. Hughes, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CUNA Brokerage Services, Inc. (the "Company") for the year ended December 31, 2008 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David J. Hughes
Signature

2/24/09
Date

Financial Operations Principal
Title

Subscribed and sworn to before me this 24 day of February, 2009.

Debra Landers
Notary Public

NOTARIAL SEAL IOWA
DEBRA LANDERS
Commission Number 717125
My Commission Expires
June 24, 2011

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Changes in Financial Condition (Statement of Cash Flows).
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x)	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (included in (g) above).
()	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x)	(l)	An Oath or Affirmation.
()	(m)	Copy of the SIPC Supplemental Report (Not Required).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is wholly-owned by CUNA Mutual Insurance Society, as of December 31, 2008 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules, cross referenced to the applicable page numbers, of the Company as of December 31, 2008, are presented for the purpose of additional

analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 20, 2009

CUNA Brokerage Services, Inc.

Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	7,796,581
Security, at fair value		1,377,554
Receivable for commissions		2,736,541
Receivable from mutual fund managed by affiliate		202,270
Receivable-other		142,580
Federal income tax receivable from affiliate		224,848
State income tax receivable		9,014
Deposits with clearing organizations		120,000
Total assets	$	12,609,388
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions and accounts payable to affiliates	$	5,939,037
Commissions payable to non-affiliates		152,160
Other liabilities		6,727
Total liabilities		6,097,924
Stockholder's equity:		
Common stock--no par value with a $300 stated value; 2,000 shares authorized; 765 issued and outstanding		229,500
Retained earnings		6,281,964
Total stockholder's equity		6,511,464
Total liabilities and stockholder's equity	$	12,609,388

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Income
Year Ended December 31, 2008

Revenues:		
Commission and fees	$	113,106,615
Trading reimbursements		2,823,411
Interest and dividends		311,387
Realized and unrealized loss on investment		(300,580)
Other		157,268
Total revenues		116,098,101
Expenses:		
Commissions paid to affiliates		68,799,083
Commissions paid to non-affiliates		28,439,772
Clearing		1,271,094
Contracted services from affiliates		14,285,509
Other		13,584
Total expenses		112,809,042
Income before provision for income taxes		3,289,059
Provision for income taxes		1,235,090
Net income	$	2,053,969

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Capital stock			Retained	
	Shares		Amount	Earnings	Total
Balance at December 31, 2007	765	$	229,500	$ 4,227,995	$ 4,457,495
Net income	-		-	2,053,969	2,053,969
Balance at December 31, 2008	765	$	229,500	$ 6,281,964	$ 6,511,464

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:		
Net income	$	2,053,969
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized and unrealized loss on investment		300,580
Dividends earned and reinvested		(66,084)
Changes in assets and liabilities:		
Receivable for commissions		(222,794)
Receivable from mutual funds managed by affiliate		150,565
Receivable-other		(81,335)
Federal income tax receivable from affiliate		177,149
State income tax receivable		(174,740)
Commissions payable to non-affiliates		(451,928)
Commissions and accounts payable to affiliates		(142,031)
Other liabilities		1,407
Net cash provided by operating activities		1,544,758
Net change in cash and cash equivalents		1,544,758
Cash and cash equivalents, beginning of year		6,251,823
Cash and cash equivalents, end of year	$	7,796,581
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes, net of refunds	$	1,233,005

See accompanying notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly-owned by CUNA Mutual Insurance Society ("CMIS"). CMIS is a mutual life insurance company organized under the laws of Iowa for the purpose of serving the insurance needs of credit unions and their members.

The Company is registered with the Securities and Exchange Commission ("SEC") as a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and subject to regulations under the Securities Exchange Act of 1934. The Company markets mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and discount brokerage services. Brokerage services are provided primarily to credit union members. Certain investment advisory services are provided to the Company's customers by MEMBERS Capital Advisors, Inc. ("MCA"), an affiliated registered investment advisor that is owned by CMIC. The Company has entered into an agreement with an unrelated clearing firm to process and clear all of the Company's securities transactions. The Company regularly monitors the creditworthiness of this clearing firm to mitigate the Company's exposure to credit risk.

The results of the Company are affected by its relationships with CMIC, CMIS and its affiliates as described above. See Note 5 for a discussion of related-party transactions. The results of the Company's operations may have materially differed from the results recorded if the Company did not have these relationships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Security—The Company's investment in a security consists of an investment in the MEMBERS Diversified Income Fund, a registered investment company managed by MCA. It is reported at fair value, with changes in unrealized gains and losses included in the statement of income. This security has been classified as Level 1 under the requirements of Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157"). The fair value is based upon directly observable data and represents quoted prices in an active market. The Company does not have any other assets or liabilities which are recorded on the balance sheet at fair market value.

Receivables and Commissions Payable—Receivables primarily represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with such sales.

Fair Value of Financial Instruments—The carrying amounts of receivables for commissions and from mutual fund and clearing organizations, commissions payable, and accounts payable, approximate their fair values due to their short-term nature.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. The Company's commission revenue and expenses are reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in commissions and fee revenues and commissions expenses in the financial statements.

Income Taxes—Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement and tax basis of assets and liabilities. The expected tax effects are computed at the current federal tax rate. At December 31, 2008, the Company had no significant temporary differences.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Standards

In 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements*, effective for financial statements issued for fiscal years beginning after November 15, 2007 and is to be applied prospectively. SFAS 157 provides consistent guidance for using fair value to measure assets and liabilities. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. In February 2008 the FASB issued Staff Positions No. 157-1 and No. 157-2 which partially defer the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities and remove certain leasing transactions from the scope of SFAS 157. In October 2008 the FASB issued Staff Position No. 157-3 which clarifies the application of SFAS 157 when the market for an asset is not active. The Company adopted SFAS 157 in 2008 with no impact on the Company's statement of financial condition and statement of income.

In 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement, except for the provisions relating to the valuation of debt and equity securities, apply only to entities that elect the fair value option. Adoption of SFAS 159 in 2008 had no impact on the Company's statement of financial condition and statement of income because the Company did not select the fair value option for any assets and liabilities.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements presented in conformity with US GAAP but does not change current practices. SFAS 162 became effective November 15, 2008. SFAS 162 will have no effect on the Company's financial statements.

3. INCOME TAXES

The Company is included in the consolidated life-nonlife federal income tax return of CMIS and certain of its domestic subsidiaries. The Company has entered into a tax sharing agreement with CMIS and its subsidiaries. The agreement provides that the allocation of tax expense between CMIS and its subsidiaries is based on each subsidiary's contribution to the Company's federal income tax liability. The allocation is substantially in accordance with Reg. Section 1.1552-1(a)(1) and 1.1502-33(d)(3). The agreement departs from Reg. Section 1.1552-1(a)(1) and 1.1502-33(d)(3) in that loss subsidiaries are reimbursed regardless of the utilization of the loss in the current year.

Income tax expense attributable to income from operations is as follows:

		2008
Current tax expense:		
Federal	$	1,093,836
State		141,254
Total income tax expense	$	1,235,090

Income tax expense differs from the amount computed by applying the U.S. federal corporate income tax rate of 35% to income before income tax expense primarily due to the deduction of state income taxes for federal purposes.

At December 31, 2008, the Company had no significant temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. The Company has determined that no material uncertain tax positions exist as of December 31, 2008. As a result, the Company has not recorded any liabilities for material unrecognized tax benefits as of December 31, 2008. It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes, as appropriate. Tax years remaining open to examination by major tax jurisdictions include 2001 through 2008.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2008, the Company had net capital under Rule 15c3-1 of $3,283,278 which was $2,876,750 in excess of its required net capital of $406,528, and the Company's net capital ratio was 1.86 to 1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, $105,000 out of $120,000 of the Company's assets held on deposit at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

5. RELATED-PARTY TRANSACTIONS

CMIS provides office space and equipment as well as administrative, accounting, legal, marketing and other services to CBSI as defined in an agreement. Total expenses incurred by CBSI for these CMIS-provided services were $14,285,509 for the year ended December 31, 2008. Commissions and accounts payable to affiliates at December 31, 2008 includes $1,065,197 due to CMIS for expenses paid by CMIS on behalf of CBSI.

The Company pays commission expense directly to certain representatives and to CMIS for commissions paid on behalf of the Company. Commission expense incurred by the Company for reimbursement to CMIS totaled $59,292,313 during 2008, and is limited by agreement to 89% of the commissions received by CBSI on the underlying transaction. Commissions and accounts payable to affiliates at December 31, 2008 includes $4,638,576 due to CMIS.

MCA reimburses CBSI for advance commissions CBSI paid to representatives on sales of MEMBERS Mutual Fund ("MMF") to customers of CBSI. CBSI also pays MCA for certain fees incurred on sales of MMF and other products. The net balance of these fees due to MCA at December 31, 2008 is $209,969 and is included in commissions and accounts payable to affiliates.

Related-party balances generated by the transactions described above are generally settled monthly.

6. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Company introduces these customer transactions for clearance through an independent clearing agent on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. At December 31, 2008, the Company has recorded a liability of $6,727 to cover deficit balances of customers who were introduced to the Company's clearing firm in the event such customers are unable to satisfy their obligations. This balance is included in other liabilities. The Company has determined the likelihood that it will be required to make payments under this agreement is remote; therefore no additional contingent liability is carried on the balance sheet for these transactions.

Pending Litigation—The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial position or results of operations of the Company.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2008

Stockholder's equity	$ 6,511,464
Deduct nonallowable assets:	
Income taxes receivable	233,862
Receivable from non-customers	262,509
Deposit with clearing organizations - excess deposit	15,000
Certain receivables for commissions	2,365,671
Total nonallowable assets	2,877,042
Haircut on securities	351,144
Net capital	3,283,278
Amounts included in total liabilities which represent aggregate indebtedness:	
Commissions payable to non-affiliates	152,160
Commissions payable to affiliates	5,939,037
Other liabilities	6,727
Total aggregate indebtedness	6,097,924
Capital requirement:	
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)	406,528
Net capital in excess of requirement	$ 2,876,750
Ratio of aggregate indebtedness to net capital	1.86 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA FORM X-17A-5 AS OF DECEMBER 31, 2008):
There is no difference between the net capital reported above and that reported in the Company's Part IIA (Unaudited) FOCUS Report filed on January 23, 2009.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2008

The Company claims an exemption from the Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 20, 2009

CUNA Brokerage Services, Inc.
2000 Heritage Way
Waverly, Iowa 50677

In planning and performing our audit of the financial statements of CUNA Brokerage Services, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 20, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in

accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

CUNA Brokerage Services, Inc.

(SEC I.D. No. 8-30027)

**Financial Statements as of and for the
Year Ended December 31, 2008,
Supplemental Schedules as of December 31, 2008,
Independent Auditors' Report and
Supplemental Report on Internal Controls**

**This report is deemed PUBLIC in accordance with
Rule 17a-5(e) (3) under the Securities Exchange
Act of 1934**